CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

March 14, 2006

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler
Mr. Greg Belliston
Ms. Amy Bruckner
Mr. Joseph Roesler

	Re:	Ceragenix Pharmaceuticals, Inc.
Preliminary Information Statement, Amendment No. 2
Filed March 14, 2006
File No. 0-50470

Dear Ladies and Gentlemen:

On behalf of Ceragenix Pharmaceuticals, Inc., a Delaware corporation (“Ceragenix”), filed herewith is Amendment No. 2 (“Amendment No. 2”) to the Preliminary Information Statement (Securities and Exchange Commission file number 0-50470) filed by Ceragenix on November 21, 2005, (the “Preliminary Information Statement”). This letter responds to the comments received of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 2, 2006, addressed to Mr. Steven S. Porter, Chief Executive Officer, and transmitted to the undersigned, regarding the Preliminary Information Statement. The enclosed Amendment No. 2 has been marked to show changes from the Preliminary Information Statement filed on November 21, 2005.

The responses of Ceragenix to the Staff’s comments are set forth below and are numbered to correspond to the numbering in the above-referenced letter to Mr. Porter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the blacklined version of Amendment No. 2. The responses provided herein are based on discussions with, and information furnished by, Ceragenix and their respective advisors.

Schedule 14C

Comment 1: Revised as suggested. See page 20.

Comment 2: Revised as suggested.

Comment 3. Updated for Ceragenix’s audited financial statements as of and for the years ended December 31, 2005.

Comment 4. Revised as suggested. See page 3.

Comment 5. While the transaction will not close until the 20th day following mailing of the Information Statement, for all intents and purposes the business has been sold. The sale has been approved by our Board of Directors and majority shareholder. On September 30, 2005, the effective date of the agreement, we gave operating control to the purchaser and we maintain no continuing financial interest, operating involvement or risk or incidence of ownership in the business. To illustrate, the buyers have legally assumed the debt and we have made no guarantees related to the transaction nor do we remain contingently liable for any liabilities of the business. Additionally, as of September 30, 2005, management of GAI ceased to report to the Company’s management and we have no representation on their board of directors or have any other oversight or corporate governance responsibilities. We gave consideration to SAB Topic 5 E noting that the above facts are consistent with the guidance provided by SAB Topic 5 E in evaluating whether a business has been disposed. Accordingly, given these facts and the discontinued operations presentation in the financial statements, we do not believe that a discussion of GAI in the Business section is appropriate. Further, we believe that our discussion of GAI in MD&A is appropriate as it corresponds with the discontinued operations presentation in the financial statements. We have added to our disclosure on page 4 the facts and circumstances described above.

Comment 6. Revised as suggested. See page 5.

Comment 7. Revised as suggested. See page 5

Comment 8. Revised as suggested. See page 5

Comment 9. Revised as suggested. See page 10.

Comment 10. Revised as suggested. See pages 12-15. Supplementally, we advise the Staff that in the event the FDA does not approve the 510(k) application, it would not be approved for all applications.

Comment 11. We have updated the description of the technology to be consistent with what will be filed in our Form 10-KSB. As a result, the term “near” and “longer” are no longer used in this section. However, we advise the Staff that the terms “mid” and “longer”, which are used on page 4, are correct.

Comment 12. Revised as suggested. See page 8.

Comment 13. Revised as suggested. See page 31.

Comment 14. Updated to December 31, 2005.

Comment 15. Revised as suggested. See page 48.

Comment 16. Revised as suggested. See page 48.

Comment 17. Per our discussions with the Staff, we have revised Note 1 to eliminate the $925,000 from both the purchase price and the purchase price allocation.

Comment 18. We note for the Staff that the 2.7 million options were not outstanding securities of OnSource at the date of the Merger. Rather, they were securities issued in connection with the Merger to replace outstanding options at Osmotics Pharma. Accordingly, we did not value.

Comment 19. Per our discussions with the Staff, we have corrected the accounting of the Licensed Technology costs in the fourth quarter of 2005 and revised the related footnote disclosure and MD&A discussion consistent with the language previously provided to the Staff.

Comment 20. We evaluated the conversion features of the debentures and we believe the anti-dilution features of the debt meet the definition of “standard” under the guidance of paragraph 8 of EITF 05-2 which states “...Instruments that contain “standard” antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. Standard antidilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction (as defined in the glossary of Statement 123R that are designed to maintain the value of the conversion option.”

Statement 123R defines an equity restructuring as “a nonreciprocal transaction between an entity and its shareholders that causes the per share fair value of the shares underlying the option or similar exchange award to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through a large, nonrecurring cash dividend.”

We reviewed Section 8e of the Debenture agreement which covers conversion price dilution adjustments. The transactions stipulated in paragraphs (ii) and (iii) pertain to spin offs, stock splits and dividends which appear to meet the definition of “standard” per the glossary to Statement 123R. There are no other provisions within the Debenture agreements which would result in adjustments to the number of shares or conversion share price.

Comment 21. We have evaluated the application of EITF 00-19 in connection with the convertible debenture warrants and have found them not to meet the definition of a liability. Per Paragraph 3(a) of the warrant agreement, the warrants can be exercised at any time regardless of whether or not the underlying shares have been registered. Accordingly, the Company is permitted to settle an exercise in unregistered shares. Additionally, the Company had sufficient authorized shares to settle the exercise of the warrants at the time they were sold. While the placement memorandum under which the warrants were sold required the Company to file a registration statement on a best efforts basis, there were no economic penalties or liquidating damages of any sort for failing to do so. The only relevance of an effective registration statement on the warrants is that it would allow the Company to redeem the warrants if certain other conditions were met. Therefore, we have determined that under EITF 00-19 the warrants are not considered a derivative for purposes of SFAS No. 133 as the warrants meet all of the conditions for equity classification in paragraphs 12 through 32 of EITF 00-19.

Comment 22. As suggested, we have revised Note 5 to provide additional disclosure as to the facts and circumstances surrounding the impairment of the goodwill as described in our letter dated January 19, 2006. Additionally, we did not write-off the entire goodwill amount at 6/30/05 as we believed its fair value approximated the net liability balance of the company (excess of liabilities over assets). Our estimate at 6/30/05 proved to be accurate and the only resulting adjustment was approximately $28,493 which represents the change in balance sheet accounts between 6/30 and 9/30. Had we written off the entire goodwill balance at 6/30, we would have had a gain on disposal of approximately $1.5 million.

Sincerely,
CLIFFORD L. NEUMAN, P.C.

By:	/s/ Clifford L. Neuman, P.C.
Clifford L. Neuman, P.C.